United States securities and exchange commission logo





                              January 8, 2024

       Guillermo Trias
       Chief Executive Officer/President of the Sponsor
       Tidal Commodities Trust I
       c/o Toroso Investments, LLC
       234 West Florida Street, Suite 203
       Milwaukee, WI 53204

                                                        Re: Tidal Commodities
Trust I
                                                            Registration
Statement of Form S-1
                                                            Filed December 22,
2023
                                                            File No. 333-276254

       Dear Guillermo Trias:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2023 letter.

       Registration Statement on Form S-1

       General

   1. Refer to your response to comment 32. Please revise to clarify, if true, that U.S. Bank
                                                        N.A. is the Cash
Custodian. In this regard, we note that you define U.S. Bank N.A. as the
                                                        Custodian on page A-1
and elsewhere but then refer to the Cash Custodian throughout the prospectus. In
addition, please add a section that describes the material terms of your agreement with the Cash
Custodian and add a risk factor that addresses the risks related to the Cash Custodian's
insolvency, if such an event were to occur, and the risks related to the termination of the
agreement with the Cash Custodian.
   2. Refer to your response to comment 19. Please revise throughout to clarify, if true, that with respect to any
fork, airdrop or similar event, the Sponsor will cause the Fund to
 Guillermo Trias
FirstName  LastNameGuillermo Trias
Tidal Commodities Trust I
Comapany
January    NameTidal Commodities Trust I
        8, 2024
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         irrevocably abandon the Incidental Rights or IR Currency so that your disclosure is consistent with the listing exchange's listing rules and that in the event the Fund seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules. Please also revise to disclose that the only crypto asset to be held by the Trust will be bitcoin.
3. Please add risk factor disclosure addressing the risks related to your Authorized
         Participants acting in the same capacity for several competing products.
Cover Page

4. Please revise the cover page to state clearly that the Fund only conducts creation and redemption transactions for cash, and that with respect to creation transactions, the cash is used to purchase bitcoin futures contracts only.
Prospectus Summary
The Fund's Investment Strategies, page 3

5. Refer to your response to comment 11. On page 5, you disclose that "[i]n situations where trading of Bitcoin Futures Contracts is halted and a two-sided market is not available during the closing period, the CME will derive a settlement price
using the    Carry
         calculation    method based on the reference rate." Please revise to
clarify what you mean
         by "reference rate" in this context.
6. Refer to your response to comment 14. You state on page 3 that you will acquire bitcoin through EFP transactions "on the regulated CME Bitcoin Futures Market." On page 5, you
         disclose that you purchase and sell bitcoin solely through CME   s
Exchange for Physical
         Transactions "under the regulatory oversight of the CME market." Please revise these and any similar references to clarify, if true, that these transactions are executed off-exchange and are not subject to the same regulatory requirements and oversight as transactions that are executed on-exchange.
7. You state here that the Fund will "aim to maximize its investments in physical bitcoin
         such that it is expected that at least 95% of the Fund   s assets will
be invested in bitcoin,
         and up to 5% may be invested in Bitcoin Futures Contracts and in cash and cash equivalents." You also state in your risk factors on page 26 that the Fund is not actively managed. Please revise to clarify whether the Fund has specific policies for its holdings, or whether the Sponsor has discretion as to whether and when to meet the "aim" of at least
         95% of the assets in bitcoin. Please also provide us the basis for your statement that the
         Fund is not actively managed.
The Fund's Investments in Bitcoin, page 5

8. Refer to your response to comment 12. We note your revised disclosure on page 6 that
         "[w]hen the Sponsor decides to increase or decrease its holdings of physical bitcoin, it will cause the Fund to execute an EFP trade with a Liquidity Provider (an 'LP')." Please revise
 Guillermo Trias
FirstName  LastNameGuillermo Trias
Tidal Commodities Trust I
Comapany
January    NameTidal Commodities Trust I
        8, 2024
January
Page 3 8, 2024 Page 3
FirstName LastName
         to identify the LPs that the Sponsor has approved. In this regard, we note your disclosure on page 83 that the LPs must be approved by the Sponsor and that the Sponsor has identified at least seven LPs that are available to support EFP transactions for the Fund.
The Offering, page 9

9. Refer to your response to comment 16. On page 9 you state that "[t]he Trust has been formed and will be operated with the goal that the Fund and any other series of the Trust will be liable only for obligations of such series, and a series will not be responsible for or affected by any liabilities or losses of or claims against any other series, except for normal operating expenses of the Trust which will be allocated as determined by the Sponsor on a pro rata allocation methodology." Please revise to clarify what you mean by "normal operating expenses of the Trust" and describe the Sponsor's "pro rata allocation methodology."
10. Refer to your response to comment 17. Please revise your summary of the Bitcoin
         Custodian to disclose the proportion or private keys that will be held in hot or cold storage.
11. We note your revised disclosure on page 26 that "[i]f the Sponsor and the Fund are unable to raise sufficient funds so that the expenses are reasonable in
relation to the Fund   s NAV,
         the Fund may be forced to terminate, and investors may lose all or part of their investment," and that "[t]he Sponsor estimates that costs could be deemed unreasonable in the case where the NAV of the fund stays below USD 20 million." Please revise to include this disclosure here.
What Are The Risk Factors Involved With An Investment In The Fund
Risks Related to Bitcoin and the Bitcoin Network
Rewards for mining bitcoin are designed to decline over time, page 14

12. Refer to your response to comment 20. Please revise to include quantitative information related to the historical, current and future size of the bitcoin mining rewards and provide an estimate of when the next halving event may occur.
Environmental risks from Bitcoin mining, page 18

13. Refer to your response to comment 21. Please expand this risk factor to address the reasons why bitcoin may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake.
The Fund's Operating Risks
Fund assets may be depleted if investment performance does not exceed fees, page 27

14. Refer to your response to comment 27. Please revise your disclosure here to describe the situations in which the Fund may be required to pay certain fees and expenses to the service providers and other third parties, including, for example, any on-chain fees
 Guillermo Trias
Tidal Commodities Trust I
January 8, 2024
Page 4
       involving bitcoin transactions.
Anonymity and illicit financing risk, page 30

15. Refer to your response to comment 1. Please revise to describe the AML and KYC procedures conducted by the Fund in relation to the Liquidity Providers here and on page
       74.
The Offering
The Fund in General, page 35

16. Refer to your response to comment 12. Please remove the one remaining reference to
       "Spot Bitcoin Limits" on page 35 or advise.
Operation of the Fund
The Fund's Investment Strategy, page 62

17. We note your revised disclosure on page 62 that "[t]he Fund may also use Bitcoin Futures
       Contracts for the primary purpose of using such Bitcoin Futures Contracts to acquire physical bitcoin through EFP transactions on the regulated CME Bitcoin Futures Market and to offset cash and receivables for better tracking the benchmark index." Please revise to clarify here and in the prospectus summary section, if true, that the Fund will use bitcoin to acquire Bitcoin Futures Contracts through EFP transactions so that the Fund can then sell the Bitcoin Futures Contracts for cash in order to satisfy redemption orders.
Custody Agreement with BitGo, page 68

18. Refer to your response to comment 31. Please revise to disclose the portion of the private keys that are held in cold storage. In addition, please disclose whether the Sponsor has purchased additional insurance coverage through BitGo's underwriter, and, if so, please revise to describe the type and amount of coverage purchased. Also revise your risk factors to address the risks related to the termination of the Bitcoin Custodian agreement and expand the disclosure in the fourth risk factor on page 28 to provide a more detailed discussion of whether the Trust's assets may be lost in connection with the insolvency of the Bitcoin Custodian.
The Benchmark
The Benchmark Calculation, page 69

19. Refer to your response to comment 35. Please revise to disclose the Benchmark's contingency measures in the event of the absence of or insufficient inputs from the Core
          Exchanges.
FirstName LastNameGuillermo Trias
The Fund's Service Providers, page 72
Comapany NameTidal Commodities Trust I
JanuaryPlease
20.        8, 2024revise
                     Pagethis
                           4 section to disclose the material terms of the
agreements with each of the
FirstName Fund's
          LastName service providers, including the term and termination provisions of the agreements.
 Guillermo Trias
FirstName  LastNameGuillermo Trias
Tidal Commodities Trust I
Comapany
January    NameTidal Commodities Trust I
        8, 2024
January
Page 5 8, 2024 Page 5
FirstName LastName
Calculating NAV, page 77

21. Refer to your responses to comment 10 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.
22. Your disclosure on page 78 that the fair value of Bitcoin Futures Contracts may be used when Bitcoin Futures Contracts close at their price fluctuation limit for the day appears to be inconsistent with your disclosure on page 5 that "[w]hen a Bitcoin Futures Contract has closed at its daily price fluctuation limit, that limit price will be the daily settlement price that the CME publishes," and "[t]he Fund will use the published settlement price to price its Shares on that day." On page 5, you also state that "[i]f the CME halted trading in
         Bitcoin Futures Contracts for other reasons, including if trading were halted for an entire trading day or several trading days, the Fund would value its Bitcoin Futures Contracts by using the settlement price that the CME publishes." Please revise for consistency and clarity. In addition, please revise to describe the Sponsor's criteria for choosing to use a different methodology for determining the value of the Bitcoin Futures Contracts and revise to disclose the methodology the Sponsor may use in such situations. Also, please revise to describe here the daily settlement price that the CME publishes when a Bitcoin
         Futures Contract has closed at its daily price fluctuation limit and the methodology the
         CME uses to calculate the settlement prices in situations where the trading of Bitcoin
         Futures Contracts is halted and a two-sided market is not available during the closing period.
23. Your disclosure that the Administrator calculates the value of the Fund's bitcoin is inconsistent with your disclosure on page 10 that the "[t]he Sub-Administrator will
         determine the value of the Fund   s [b]itcoin utilizing the Sponsor
s Futures Based Spot
         Price methodology ('FBSP')." Please revise for clarity and consistency.
Creation and Redemption of Shares, page 80

24. We refer you to the statement "[t]o the extent creations and redemptions involve the exchange of cash." Please revise to be consistent with the disclosure elsewhere that all creation and redemption transactions will be for cash.
25. Please revise your disclosure to clarify which assets are liquidated into cash in connection with redemption orders.
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FirstName  LastNameGuillermo Trias
Tidal Commodities Trust I
Comapany
January    NameTidal Commodities Trust I
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Suspension and Rejection of Purchase Orders, page 81

26. Refer to your response to comment 47. Please revise to clarify why an emergency affecting the handling of cash equivalents would cause the Sponsor to suspend or reject
         Purchase Orders, and please clarify why the examples of the emergencies affecting the handling of cash equivalents would specifically impact cash equivalents. In addition, please disclose whether you intend to file a current report on Form 8-K in order to inform investors of the suspension of creations and/or redemptions or tell us why you believe it is not necessary to do so.
Determination of Redemption Distributions, page 82

27. We note your disclosure on page 82 that "[t]he Custodian and Sub-Administrator will publish an estimate of the redemption distribution composition as of the beginning of each business day." Please revise to clarify what "redemption distribution composition" means and describe the methodology used to calculate the estimate.
Use of Proceeds, page 83

28. Refer to your response to comment 44. Please revise to disclose your policies related to whether you use cash received from creations to purchase cash equivalents or Bitcoin
         Futures Contracts, and disclose the policies related to selling Bitcoin Futures Contracts, bitcoin and cash equivalents in connection with redemptions.
The Trust Agreement
Governing Law, page 87

29. Please revise this section to clarify whether you have an exclusive forum provision, and, if so, please describe the provision, including whether it applies to actions arising under the
         Securities Act or Exchange Act. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
U.S. Federal Income Tax Considerations, page 88

30. Please revise to state that the disclosure in this section is the opinion of K&L Gates LLP.
 Guillermo Trias
FirstName  LastNameGuillermo Trias
Tidal Commodities Trust I
Comapany
January    NameTidal Commodities Trust I
        8, 2024
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       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets